Exhibit 99

PLAN OF RECAPITALIZATION

On January 13, 2017 the Board of Directors of Bravo Multinational, Inc. (the “Company”) adopted a resolution declaring it to be in the best interest of the Company and its Shareholders to effectuate a 300-to-1 reverse split of the Company’s Common Stock.  The Board of Directors hereby submits to the Shareholders of the Company (“Shareholders”) for their approval, the following Plan of Recapitalization:

1.

Amendment to Articles of Incorporation.  Subject to approval by the Company’s Shareholders, and subject to the terms of Section 2 and Section 7 of this Plan of Recapitalization, the Company shall file Articles of Amendment (“Amendment”) with the Secretary of State of Delaware which shall amend Article IV of the Corporation’s Articles of Incorporation, by adding the following paragraph, which will become paragraph 6 of such Article IV and which shall read as follows:

Reverse Split.  Simultaneously with the effective date of this Amendment (the “Effective Time”) each of three hundred (300) shares of the Company’s Common Stock, par value $.0001 per share, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically and without any action on the part of the holder thereof, be reclassified as and changed, pursuant to a reverse stock split (the “Reverse Split”), into one (1) share of the Company’s outstanding Common Stock (the “New Common Stock”), subject to the treatment of fractional share interests as described below.  Each holder of shares which immediately prior to the Effective Time represented outstanding shares of Old Common Stock (“Old Shares,” whether one or more) shall be entitled to receive upon surrender of such Old Shares to the Company’s transfer agent for cancellation, New Common Stock or certificates representing the number of whole shares of the New Common Stock into and for which the shares of the Old Shares so surrendered are reclassified under the terms hereof.  From and after the Effective Time, Old Shares shall thereupon be deemed for all corporate purposes to evidence ownership of New Common Stock in the appropriately reduced whole number of shares.  No fractional shares or certificates of fractional shares interests in New Common Stock will be issued, and no cash payments will be made therefore.  In lieu of any fraction of a share of New Common Stock to which the holder would otherwise be entitled, the holder will receive one (1) whole share of the Company’s New Common Stock.  If more than one (1) Old Certificate shall be surrendered at one time for the account of the same Shareholder, the number of full shares of New Common Stock to be issued shall be computed on the basis of the aggregate number of Old Shares represented by the Old Certificates so surrendered.  In the event that the Company’s transfer agent determines that a holder of Old Shares has not surrendered all of his Old Shares for exchange, the transfer agent shall carry forward any fractional share until all Old Shares of that holder have been presented for exchange such that consideration for fractional shares for any one person shall not exceed the value of one (1) share of New Common Stock.  If any New Certificate is to be issued such certificates must be submitted to the Board of Directors for their approval, in their discretion.  In addition, if shares of New Common Stock are to be issued in a name other than in the one in which the Old Shares were issued, the Old Shares so surrendered shall be properly endorsed and otherwise in proper form for transfer, and the stock transfer tax stamps, if any, shall be properly endorsed and otherwise in proper form for transfer, and the person or persons requesting such exchange shall affix any requisite stock or transfer tax stamps to the Old Shares surrendered, or provide funds for their purchase, or establish to the satisfaction of the transfer agent that such taxes are not payable.  From and after the Effective Time, the amount of capital shall be represented by the shares of the New Common Stock into which and for which the shares of the Old Shares are reclassified, until thereafter reduced or increased in accordance with applicable law.  All references elsewhere in the Articles of Incorporation, as amended, to the “Common Stock” shall, after the Effective Time, refer to the “New Common Stock.”  The filing of the Amendment shall not cause any change in the number of shares of any series of Preferred Stock that are issued and outstanding at the time the Amendment is filed.

2.

Reverse Split.  Immediately upon the effective date of the Articles of Amendment (the “Effective Date”), each three hundred (300) currently outstanding shares of the Company’s common stock (the “Old Common Stock”) shall be converted into one (1) post-Reverse Split fully paid and non-assessable share of the Company’s common stock (the “New Common Stock”).

3.

No Fractional Shares.  The Company shall issue one (1) share of New Common Stock for each three hundred (300) shares of Old Common Stock outstanding, and shall not pay cash in lieu of any fraction of a share which any Shareholder would otherwise receive, but shall issue one (1) additional share of New Common Stock for such remainder fractional share.  From and after the Effective Date, Old Common Stock shall be deemed to represent only the right to receive New Common Stock and one (1) additional share of New Common Stock in lieu of any fractional share New Common Stock to which an individual Shareholder would be entitled.

4.

Exchange of Old Certificates.  As soon as practicable after the Effective Date, the Company shall notify its Shareholders and ask them to surrender their Old Common Stock to the Company’s transfer agent so that the appropriate number of shares of New Common Stock and one (1) additional share of New Common Stock in lieu of any fractional share, may be exchanged therefore.  Until so surrendered, each three hundred (300) outstanding shares of Old Common Stock shall be deemed for all corporate purposes to evidence the ownership of one (1) share of New Common Stock.

5.

Stock Option Plans.  The number of shares issuable under the Company’s Stock Option Plan (collectively, the “Option Plans”) and the number of shares issuable upon the exercise of options outstanding at the time of the filing of the Articles of Amendment, shall be decreased in proportion to the one (1) for three hundred (300) exchange ratio established by the Reverse Split, provided, however, that such outstanding options under the Option Plans shall be rounded to the nearest whole share and no cash payment shall be made in respect to any fractional shares, and the exercise price per share of such outstanding options shall be increased in proportion to such exchange ratio.

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6.

No Effect.  This Plan of Recapitalization shall have no effect on any other class of stock of the Company issued and outstanding, if any, or on the authorized common stock of the Company.

7.

Directors Abandon Plan.  The Directors are authorized to abandon the Reverse Split set forth in this Plan of Recapitalization and Amendment at any time prior to the Effective Date, whether before or after approval of the Shareholders of the Corporation.

Authorized and accepted on the date first above written by the Board of Directors.

/s/

_____________________

Paul Parliament, President

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